Tenet Expands into North America with Launch of Cubeler Business Hub(TM) in Canada

Toronto, Ontario--(Newsfile Corp. - December 8, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative artificial intelligence (AI) based financial service provider and operator of the Business Hub™, today announced its expansion into North America with the November 30th launch of the Cubeler Business Hub™ in Canada with almost 5,000 pre-registered small and medium-sized enterprises (SMEs).

The Cubeler Business Hub™ helps SME owners and decision-makers unlock their businesses' growth potential through access to credit and funding options, access to strategic market insights, networking opportunities with other SME decision-makers and the creation of highly-targeted advertising campaigns to promote their products and services. "The Business Hub™ empowers SME decision-makers by eliminating business-related obstacles and bringing them powerful AI and analytics-based solutions to help them thrive while providing compelling value for partners. With almost 5,000 pre-registered SMEs across Canada, we are very pleased with the level of interest for the Business Hub™ in the Canadian market so far," said Johnson Joseph, Tenet CEO.

The Cubeler Business Hub™ was created based on the fundamental belief that data and analytics will increasingly be used to automate various aspects of B2B transactions and how businesses generally interact and connect with each other. The platform offers members access to four key pillars to be launched in phases. The initial pillar, launched on November 30th, Cubeler Financing, is an innovative credit marketplace that first uses analytics to match SMEs with financial institutions and will later use AI to help the platform's lending partners minimize credit risk and become better lenders. The service allows SMEs to compare and select pre-qualified credit options from participating lenders that best suit their requirements, saving them time and money, without impacting their credit scores.

Six financial institutions, including a Canadian chartered bank, were already members of the Cubeler Business Hub™ when it launched in Canada in November. Cubeler expects that number to grow steadily over the next several months.

The Cubeler Business Hub's™ other pillars, Cubeler Insights, Cubeler Advertising, and Cubeler Networking are expected to be rolled out in early 2023. "The positive impact that data and analytics can have on a business is undeniable," commented Luc Godard, VP of Marketing and Communications at Cubeler. "At Cubeler, we realize that these game-changing technologies may not be accessible to most SMEs and have made it our mission to deliver it to them and work alongside of them to see just how far we can go together. We have an opportunity to redefine what it means to be a Canadian SME through the Cubeler Business Hub™."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com.

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing

437-778-7238

bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA

312-261-6430

mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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